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                               September 22, 2022

       Feng Lin
       Chief Financial Officer
       Uxin Ltd
       1&3/F, No. 12 Beitucheng East Road
       Chaoyang District, Beijing 100029

                                                        Re: Uxin Limited
                                                            Form 20-F for the
Year Ended March 31, 2022
                                                            Filed August 1,
2022
                                                            File No. 1-38527

       Dear Mr. Lin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended March 31, 2022

       Item 3. Key Information, page 3

   1. We note your disclosure that you are not a Chinese operating company but a Cayman
                                                        Islands holding company
with operations conducted by your PRC subsidiaries based in
                                                        China. Disclose that
this structure involves unique risks to investors. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely
result in a material change in your operations and/or a material change in the value of your
securities, including that it could cause the value of such securities to significantly decline
or become worthless. Provide a cross-reference to your detailed discussion of risks
facing the company as a result of this structure.
   2. We note your disclosure that you face risks associated with "regulatory approvals on offshore offerings,
anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy" and that
PRC laws and regulations restrict and impose conditions on foreign investment in
value-added telecommunication services. Please expand your disclosure
 Feng Lin
FirstName
Uxin Ltd LastNameFeng Lin
Comapany 22,
September NameUxin
              2022 Ltd
September
Page 2    22, 2022 Page 2
FirstName LastName
         to address how recent statements and regulatory actions by China   s
government related to
         these laws and regulations have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange. Include a cross-reference to each individual risk factor.
3. Please expand your disclosure about the Holding Foreign Companies Accountable Act on page 5 to clearly state whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the HFCAA and related
         regulations will affect your company. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB
         determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Also disclose that the United
         States Senate has passed the Accelerating Holding Foreign Companies Accountable Act,
         which, if enacted, would decrease the number of    non-inspection
years    from three years
         to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Please also revise here and in the risk factors to state that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your ADS's.
4.       We note your disclosure that    we,       us,       our company,    or
   our    refers to Uxin Limited
         and its subsidiaries, and, when describing your historical operations and consolidated financial information, also includes the former VIEs and their subsidiaries in
         China. Refrain from using terms such as    we    or    our    when
describing activities or
         functions performed by the former VIEs in their historical capacity. In addition, please refrain from implying that the historical contractual agreements were equivalent to equity ownership in the former VIEs. Any references to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the former VIEs under U.S. GAAP. Your disclosure about historical operations should clarify that you were the primary beneficiary of the the former VIEs for accounting purposes. Revise throughout the document, as applicable.
5. We note your disclosure on page 6 and your reference to the risk factors about restrictions and limitations on your ability to distribute earnings as well as the ability to settle amounts owed under historical VIE agreements. Please expand your disclosure to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings and the ability to settle amounts owed under historical VIE agreements, if any. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the former VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or the former VIEs made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Provide a cross-reference to
 Feng Lin
FirstName
Uxin Ltd LastNameFeng Lin
Comapany 22,
September NameUxin
              2022 Ltd
September
Page 3    22, 2022 Page 3
FirstName LastName
         a condensed consolidating schedule and the consolidated financial statements. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Provide a cross-reference to your description in your summary risk factors and risk factors sections.
6. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. State that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the former VIEs to transfer cash. Provide cross-references to these other discussions.
7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
8. We note your disclosure on page 3 that historically, you were subject to a series of contractual arrangements with the former VIEs and the shareholders of the former VIEs until March 31, 2022, when you completed the restructuring to terminate the contractual arrangements with both of the former VIEs becoming wholly owned subsidiaries. Provide
         a diagram of the company   s corporate structure, identifying the
person or entity that owns
         the equity in each depicted entity, and identify clearly the entity in which investors hold
         their interest and the entity(ies) in which the company   s operations
are conducted. Discuss
         the impact of the Restructuring on your business operations, to the extent material.
9. We note your disclosure on page 6 that you have not received any requirement from
         Chinese governmental authorities to obtain "other permissions" for your operation. Disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you are not required to obtain permissions from the China Securities Regulatory Commission, or to go through cybersecurity review by the Cyberspace Administration of China to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. In addition, explain how you came to that conclusion and the
 Feng Lin
Uxin Ltd
September 22, 2022
Page 4
         basis on which you made that determination.
10. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the former VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the former VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the former VIEs, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
D. Risk Factors, page 11

11. We note that you unwound the VIE structure. To the extent that there are material risks associated with this action, including any residual risk with respect to prior agreements under the VIE structure, paying the consideration for termination of the VIE structure, or otherwise, please revise to state as much.
Summary of Risk Factors, page 11

12. Please expand your summary of risk factors to disclose the risks that your corporate
       structure and being based in or having the majority of the company   s
operations in China
       poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in
       China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your
FirstName LastNameFeng Lin
       ability to offer or continue to offer securities to investors and cause the value of such
Comapany    NameUxin
       securities        Ltd
                   to significantly decline or be worthless. Provide a cross-reference to each relevant  individual
September 22, 2022 Page 4    detailed risk factor.
FirstName LastName
 Feng Lin
FirstName
Uxin Ltd LastNameFeng Lin
Comapany 22,
September NameUxin
              2022 Ltd
September
Page 5    22, 2022 Page 5
FirstName LastName
The approval and/or other requirements of the CSRC, the CAC, or other PRC governmental authorities..., page 34

13. Please expand you disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Provide the basis upon which you made this determination.
The PRC government's oversight over our business operation..., page 36

14.      We note your disclosure that "[t]he PRC government   s oversight over
[y]our business
         operation could result in a material adverse change in our operations and the value of our
         ADSs." Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, revise to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign
Companies Accountable Act..., page 47

15. Please revise the last paragraph of this risk factor to identify the Accelerating HFCAA by name.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennie Beysolow at 202-551-8108 or Taylor Beech at 202-551-4515
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Shu Du, Esq.